Exhibit 99.1

SilverCrest Announces Update to Santa Elena Pre-Feasibility Study;

Pre-Tax Base Case NPV (5%) of $144 Million,

Replaces Reserves and Renews 8 Year Mine Life

TSX: SVL NYSE MKT: SVLC For Immediate Release

VANCOUVER, BC - March 31, 2015 – SilverCrest Mines Inc. (“SilverCrest” or the “Company”) is pleased to announce that it has filed a Technical Report prepared in compliance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) titled, “Update to Santa Elena Pre-Feasibility Study, Sonora, Mexico” (the “UPFS”), for its operating Santa Elena mine. The UPFS updates the Santa Elena Pre-Feasibility Study and Open Pit Resource Update, dated effective April 30, 2013, as amended March 4, 2014 (the “2013 PFS”). Summaries of the updated Reserves and Resources, Life of Mine Plan (“LOMP”), operating costs, sustaining capital costs and project economics are presented in tables below. All dollar amounts are expressed in U.S. dollars unless otherwise specified. The effective date of this Technical Report is December 31, 2014 and is available on the Company’s website, www.silvercrestmines.com and under the Company’s profile on SEDAR at www.sedar.com.

The Base Case economic analyses use a range of metal prices per ounce for gold and silver. For gold prices, the range is defined as $1,250 (2015), $1,275 (2016) and $1,300 (2017 – 2022) and for silver prices the range is defined as $18 (2015), $19 (2016), $20 (2017) and $21 (2018 – 2022). On this basis, the following economic highlights for a continued 8 year mine life beginning January 2015 are:

•	Total operating revenue of $555 million from estimated sales of 12.6 million ounces of silver and 270,700 ounces of gold.
•	Total operating costs of $349 million.
•	Estimated cash operating costs averaging $11.59 per silver equivalent (“AgEq”) ounce (Ag:Au average ratio of 64.5:1 based on sold ounces for LOMP).
•	Total sustaining capital costs of $31 million including LOMP underground drilling programs and 2015 surface exploration expenditures.
•	Total pre-tax undiscounted cash flow of $163 million including estimated closure cost deductions of $6 million.
•	Pre-tax Base Case pre-tax NPV (5%) of $144 million.
•	Post-tax Base Case post-tax NPV (5%) of $119 million.

Metal price sensitivities were completed including spot price as $1,193/oz Au and $16.16/oz Ag (representing spot price in December, 2014) which showed a pre-tax NPV (DCF @ 5%) of $84.3 million.

J. Scott Drever, Chief Executive Officer, stated; “We are extremely pleased with the results of the reserve and economic update for the Santa Elena mine. The study confirms our expectations that the transition from the open pit heap leach operation to a conventional mill and underground operation represents a very attractive project with robust economics even at current reduced metal prices. The renewal of an 8 year mine life gives SilverCrest a strong corporate cash flow that provides a solid foundation for continued systematic and aggressive growth. We look forward to a year of continuing operational and financial improvements in 2015 with expansion of our annual metals production at Santa Elena.”

MINERAL RESERVES AND RESOURCE ESTIMATES AT DECEMBER 31, 2014

Update to Mineral Reserve and Resource are shown in the table below. Only Indicated Resources were used in estimating the Mineral Reserves related to the UPFS mine plan, schedule and economic analyses. In summary, Total updated Probable Reserves at Santa Elena are 7.45 million tonnes grading 1.23 gpt Au and 78.4 gpt Ag, containing 295,000 ounces of gold and 18.76 million ounces of silver. This represents an overall minimal decrease of 10% in contained gold and 5% in contained silver over previous Probable Reserves stated in the 2013 PFS even after reserve depletion by mining and decreased metal prices. Updated Indicated Resources (exclusive of Probable Reserves) are estimated at 1.12 million tonnes grading 1.39 gpt Au and 89.7 gpt Ag, containing 50,000 ounces of gold and 3.22 million ounces of silver. This represents a 57% decrease in contained gold ounces and 59% decrease in contained silver ounces over previous Indicated Resources. Updated Inferred Resources are estimated at 0.56 million tonnes grading 1.69 gpt Au and 106.5 gpt Ag, containing 31 thousand ounces of gold and 1.9 million ounces of silver. This represents a 57% decrease in contained gold ounces and 74% decrease in contained silver ounces. The differences in UPFS Reserves and Resources from the 2013 PFS are based on:

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•	A minimal decrease of overall Probable Reserves even after mining depletion over the last 1¾ years and changes in metal price (cut off grade analysis) from the 2013 PFS of $1,450 per ounce of gold to $1,300 and from $28 per ounce of silver to $19.50.
•	Underground Probable Reserves have increased 8% in contained ounces of gold and 8% in contained ounces of silver subsequent to the 2013 PFS and 2014 underground mining depletion.
•	Newly-defined El Cholugo underground Probable Reserve of an estimated 252,000 tonnes grading 2.58 gpt Au and 147.0 gpt Ag. This high grade zone is immediately adjacent to current underground development and has been exposed on several levels for easy access and planned mining in 2016. This zone is open in most directions and is a 2015 priority for further resource expansion with potential for conversion to reserves.
•	An 85% decrease in open pit Probable Reserves due to depletion from mining from April, 2013 and some transfer to underground reserves. Open pit was shut down in April, 2014 and reopened in January, 2015.
•	An 18% increase in leach pad Probable Reserves with continuation of open pit mining in 2013 and 2014 and partial leaching (300 day leach cycle) of ore.
•	Indicated and Inferred Resources decreased based on conversion to Reserves, lower base case metal prices, updated geological modelling with detailed infill drilling, and changes in geostatistical parameters (smaller search radius) based on more exploration and production data, including infill drilling data generated in 2013 and 2014.
•	Reserve replacement for a renewal of an 8 year mine life, even after mining depletion from 2013 and 2014.

SANTA ELENA RESERVES (DECEMBER 31, 2014)
CLASSIFICATION	TONNES	AU GPT	AG GPT	CONTAINED AU OZ	CONTAINED AG OZ
SANTA ELENA UNDERGROUND DILUTED AND RECOVERABLE RESERVES*
PROBABLE	3,981,557	1.67	115.0	214,000	14,724,000
SANTA ELENA OPEN PIT RESERVES**
PROBABLE	121,706	2.75	117.0	11,000	458,000
SANTA ELENA LEACH PAD RESERVES (PAD ORE)***
PROBABLE	3,344,652	0.65	33.3	70,000	3,582,000
TOTAL SANTA ELENA RESERVES
PROBABLE	7,447,915	1.23	78.4	295,000	18,764,000
SANTA ELENA RESOURCES (DECEMBER 31, 2014) ****
INDICATED	1,117,033	1.39	89.7	50,000	3,220,000
INFERRED	564,074	1.69	106.53	31,000	1,932,000

Note: All numbers are rounded. Underground and Leach Pad Reserves and Resources are based on LOMP metal price trends of $19.50/oz silver, $1,300/oz gold and metallurgical recoveries of 92% Au and 67.5% Ag. All Mineral Resources and Reserves conform to NI 43-101 and Canadian Institute of Mining, Metallurgy and Petroleum definitions for Resources and Reserves. Inferred Resources have been estimated from geological evidence and limited sampling and must be treated with a lower level of confidence than Indicated Resources.

* Underground Probable Reserve is based on a cutoff grade of 2.49 gpt AuEq with an estimated average 10% dilution and 90% mine recovery. Average true thickness of the designed stopes is 10 metres.

** Open Pit Reserve is based on a cutoff grade of 0.20 gpt AuEq in a constrained pit shell with applied capping of 8 gpt Au and 300 gpt Ag.

*** Leach Pad Reserve is based on production and drill hole data for volumetrics and grade model using a cutoff grade of 0.5 gpt AuEq. No capping was applied.

****Mineral Resources exclude Mineral Reserves and are based on a 1.5 gpt AuEq cut off grade using assumptions for prices and recoveries as stated in note above. Capping was applied at 12 gpt Au and 700 gpt Ag.

LOMP

The Santa Elena mine life with update to Reserves is scheduled to continue for 8 years at nominal milling rate of 3,000 tonnes per day with reduced throughput in the last two years upon depletion of leach pad reserves. The mine schedule is based on mining long hole stopes (89% by reserve volume) early in the mine life at attractive lower costs with small reserve being mined using cut and fill stopes (11% by reserve volume) being mined towards the end of the mine schedule. The 2013 PFS showed long hole and cut and fill stopes were 69% and 31% by volume, respectively. The average width of proposed optimized stopes is 10 metres, which is advantageous for lower cost bulk mining methods. SilverCrest envisions a continued blending strategy during operations at variable rates for mill feed to achieve optimum throughput. A summary of the mine and production schedule is presented below with proposed initial blending strategy.

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Aspect of operations	2015	2016	2017	2018	2019	2020	2021	2022	Total
									Life of Mine
Total Tonnes Underground	462,200	543,000	521,100	535,400	493,700	497,600	434,300	494,300	3,981,600
Total Tonnes Leach Pad	502,300	543,200	565,100	550,800	592,500	588,600	2,200	-	3,344,700
Total Tonnes Open Pit	121,700	-	-	-	-	-	-	-	121,700
Total Tonnes Processed	1,086,200	1,086,200	1,086,200	1,086,200	1,086,200	1,086,200	436,500	494,300	7,448,000
Total Gold Ounces Sold*	45,000	45,500	37,200	35,800	29,400	38,300	23,500	16,000	270,700
Total Silver Ounces Sold*	2,048,400	2,111,400	1,750,000	1,888,800	1,487,200	1,492,100	953,500	914,800	12,646,200

Note: All numbers rounded.

*Ounces based on sold, not insitu Reserve.

LOMP OPERATING COSTS

The operating cost estimates stated below were compiled using Santa Elena mine site operating experience, SilverCrest financial and operational reports, recent contractor quotes, other local producing mines and industry estimations in Mexico to a Pre-Feasibility level.

Mining Method	Open Pit	Underground Long Hole Average	Underground Cut & Fill Average	Leach Pad Reprocess
Process Method	CCD Mill	CCD Mill	CCD Mill	CCD Mill
Mining Cost/T ore[1]	$ 9.90	$ 28.71	$ 50.00	$ 0.00[2]
Processing Cost/T3	$ 24.49	$ 24.49	$ 24.49	$ 24.49
General & Administration/T4	$ 5.29	$ 5.29	$ 5.29	$ 5.29

1 Long hole stopes are 89% of designed stopes by volume and cut & fill stopes are 11% of designed stopes by reserve volume. Includes adjustment for exchange ratio impact in the mining costs and excludes ore development costs.
2 Mining cost of spent ore on leach pad is covered under processing costs.
3 Processing cost includes crushing, milling, site refining and dry stack tailings disposal.

4 Estimated based on current operations and may vary on an annual basis. A 4% annual inflation rate has been applied to general and administrative costs.

Ore development costs are estimated at $36/T ore and represent approximately 6% of total underground ore planned to be mined during LOMP.

LOMP SUSTAINING CAPITAL COSTS

The sustaining capital cost estimates stated below are based on internal estimates for remaining capital expenses over life of mine.

Sustaining Capital Cost Table Including Exploration Drilling Expense
Site infrastructure	$ 2,066,200
Mill sustaining capital	$ 1,785,000
Underground waste development expenses	$ 16,086,600
Underground equipment and infrastructure	$ 6,236,300
Underground and 2015 surface drilling	$ 4,783,300
Total capital costs	$ 30,957,400

Note: All numbers rounded.

UPFS ECONOMIC ANALYSES

UPFS economic analyses were completed for both pre-tax and post-tax. Base Case pre-tax and post-tax results are stated as follows:

Aspects of Santa Elena UPFS Economic Analyses (Base Case)
Production
Gold Ounces Sold - post refiner credit[1]	270,700
Silver Ounces Sold - post refiner credit	12,646,200
Revenue $(000)
Gross Sales[2]	$ 554,530
Operating Expenses[3]
Total Operating Costs[4]	$ 348,900
Freight & Refining	$ 5,750
Closure Costs	$ 6,000
Sustaining Capital Expenses
Underground & Surface Drilling[5]	$ 4,780
Sustaining Capital Costs[6]	$ 26,170
Pre-Tax Undiscounted Cash Flow
Total Cash Flow	$ 162,930
Pre-Tax Financial Results
Pre-Tax NPV, DCF @ 5%	$ 143,840
Post-Tax Financial Results
Post-Tax NPV, DCF @ 5%	$ 119,170

1 Sandstorm to be delivered an estimated 54,000 ounce of gold over remaining LOMP.
2 The financial model adopted a range of realized spot prices from 2015 to 2022. Gold prices ranged from $1,250 to $1,300 per ounce and silver prices ranged from $18 to $21 per ounce.
3 Excludes 0.5% governmental environmental fee of an estimated $3 million.
4 Approximate operating cost per AgEq ounce sold varies between $9 and $16 over the life of mine.
5 All LOMP underground drilling costs and only 2015 surface program costs included.
6Excludes sunk costs, up to December 31, 2014.

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The economic analyses considers SilverCrest delivering 54,133 ounces of gold to Sandstorm Gold Ltd. (“Sandstorm”) at an average price of $412 per ounce ($350 to $450 per ounce with annual 1% inflationary increases) under the Sandstorm Purchase Agreement (the “Purchase Agreement”) executed on May 14, 2009. The Purchase Agreement included an option for Sandstorm to participate in the Santa Elena underground mine, which Sandstorm had elected to exercise in February 2014. The Purchase Agreement only applies to the original Santa Elena concessions and excludes recent regional acquisitions.

UPFS RECOMMENDATIONS

Further optimization of the mine schedule is warranted to investigate continued grade optimization versus stoping costs (long hole or cut and fill), potential to expand and accelerate increased underground production with a second ramp and expand resources with subsequent reserves. Mineralization at Santa Elena is open in most directions with excellent potential to further increase resources and reserves for increased production and mine life. Further infill and expansion drilling is recommended. El Cholugo zone located immediately adjacent to the Main Mineralized Zone is a priority target in 2015 for potential resource and reserve expansion. Silver recoveries in the new plant facility need further metallurgical work to potentially increase recovery rates. Recommended budget for further work is estimated at $5 million to be spent over several years.

The Qualified Person for the Technical Report and who has reviewed and approved the content of this news release is N. Eric Fier, CPG, P.Eng, Chief Operating Officer of the Company.

SilverCrest Mines Inc. (NYSE MKT: SVLC; TSX: SVL) is a Canadian precious metals producer headquartered in Vancouver, BC. SilverCrest’s flagship property is the 100%-owned Santa Elena Mine, located 150 kilometres northeast of Hermosillo, near Banamichi in the State of Sonora, Mexico. The mine is a high-grade, epithermal silver and gold producer, with a current reserve estimated life of mine of 8 years and average operating cash costs of $12 per ounce of silver equivalent (64.5:1 Ag:Au based on ounces sold). SilverCrest anticipates the 3,000 tonnes per day conventional mill facility at the Santa Elena Mine should recover an average of 1.6 million ounces of silver and 33,800 ounces of gold per annum over the current reserve life. Exploration programs continue to result in discoveries at Santa Elena and have advanced the definition of a large polymetallic deposit at the La Joya property in Durango State, Mexico.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking statements” within the meaning of Canadian securities legislation and the United States Securities Litigation Reform Act of 1995. These include, without limitation, statements with respect to: the economic viability of a project; strategic plans and expectations for the development of the Company’s operations and properties; estimates of mineral reserves and mineral resources; the amount of future production of gold and silver over any period; the amount of expected grades and ounces of metals and minerals; expected processing recoveries; expected cash operating costs and outflows; life of mine; and prices of metals and minerals.

These forward-looking statements relate to analyses and other information that are based on, without limitation, the following estimates and assumptions: presence of and continuity of metals at the Company’s projects; cost of production and productivity levels at the Santa Elena Mine; availability and costs of mining equipment and skilled labour; accuracy of the interpretations and assumptions used in calculating reserve and resource estimates; operations not being disrupted or delayed by unusual geological or technical problems; and ability to develop and finance projects.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: risks related to precious and base metal price fluctuations; risks related to the fluctuations in the price of consumed commodities; risks related to fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and United States dollar); risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities; uncertainty in the Company’s ability fund the exploration and development of its mineral properties; uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that development activities will result in profitable mining operations; risks related to reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined; and risks related to governmental regulations and obtaining necessary licenses and permits.

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Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statements, except as otherwise required by applicable law.

Contact:	Fred Cooper
Telephone:	(604) 694-1730 ext. 108
Fax:	(604) 694-1761
Toll Free:	1-866-691-1730
Email:	info@silvercrestmines.com
Website:	www.silvercrestmines.com
Suite 501 - 570 Granville Street, Vancouver, BC Canada V6C 3P1

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